BP HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83	BP p.l.c. 1 St James’s Square London SW1Y 4PD United Kingdom Switchboard: +44 (0)20 7496 4000 Central Fax: +44 (0)20 7496 4630 Telex: 888811 BPLDN X G
11 February 2011
Mr. H. Roger Schwall,
Assistant Director, Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549-7010

Re:	BP p.l.c. Form 20-F for the Fiscal Year Ended 31 December 2009 Filed 5 March 2010 File No. 001-06262
Dear Mr. Schwall:
I refer to your letter to David Jackson, BP company secretary, dated 19 January 2011 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F of BP p.l.c. (“BP”) for the fiscal year ended 31 December 2009 (the “Form 20-F”) (File No. 001-06262).
In accordance with what we understand to be the Staff’s policy with respect to requests for confidential treatment of responses to the Staff’s comment letters, we are submitting two separate letters in response to the Staff’s comments. Concurrent with the submission to you of this letter, confidential treatment of portions of this letter is being requested under the Commission’s rules in accordance with 17 C.F.R. § 200.83. Accordingly, a separate version of this response letter containing confidential information of BP is being filed by hand and not via EDGAR. This letter being submitted via EDGAR does not contain confidential information of BP and therefore is not submitted on a confidential basis.
To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in italicized text, and have provided our responses immediately following each comment.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83
Form 6-K furnished July 28, 2010
Note 2. Significant event in the period — Gulf of Mexico oil spill, page 26
1.	We note your response to prior comment two from our letter dated November 23, 2010 and your analysis of paragraph eight of IFRIC 5, including the discussion of SIC-12 appearing in paragraph 10 of your response. We understand from your response that you have concluded that you do not control the Trust, which qualifies as an SPE, when assessed under IAS 27. SIC 12 describes other circumstances, in addition to those provided in IAS 27, that may indicate control. Please provide your analysis for each of the circumstances listed in paragraph 10 of SIC-12 regarding your relationship with the Trust.

Response:	Since the concept of an SPE is not defined either in SIC-12 or anywhere else in IFRS, it is not entirely clear that the Trust — which merely comprises a bank account that is governed by a Trust Agreement and administered by independent trustees — does in fact fall to be an SPE under SIC-12. It is not even clear that the Trust is an “entity”. However, on the assumption that it does, we can confirm in any event that we have concluded that BP does not control the Trust under any circumstances.

Turning specifically to Paragraph 10 of SIC 12, we note that this paragraph merely includes some examples of circumstances which may indicate a relationship in which an entity controls an SPE. Additional guidance on the practical application of these examples is provided in the Appendix to SIC-12. Whilst we appreciate that the Appendix does not provide a comprehensive checklist, we note that it is intended to indicate types of circumstances that should be considered in evaluating a particular arrangement in light of the substance-over-form principle. Taking each of the circumstances, as listed in paragraph 10 of SIC-12, in turn:
(a)	in substance, the activities of the SPE are being conducted on behalf of the entity according to its specific business needs so that the entity obtains benefits from the SPE’s operation;

Whilst, the GCCF and the Trust “activities” are being conducted on behalf of BP, in our view BP does not obtain “benefits” from their operation in the way that the term “benefits” is normally applied in IFRS. Under IFRS, the term “benefits” normally relates to “economic benefits” that contribute either directly or indirectly to the flow of cash or cash equivalents to an entity. This interpretation is perhaps borne out by the example given in paragraph (c) of the Appendix to SIC-12, which cites as an example of “benefits”, “rights to a majority of any economic benefits distributed by an entity in the form of future net cash flows, earnings, net assets, or other economic benefits”.

The Trust fund has been established following an agreement with the US President and provides security to the government and claimants that the funds will be available in the future as required. Although not required under OPA, BP agreed to enter into this arrangement following discussions with the US government. The Trust certainly does not provide “benefits” to BP as that term is normally understood and applied under IFRS.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83
The key “benefit” of the Trust fund is the secure availability of funds to settle certain categories of claims. However, this is of “benefit” to claimants and potential claimants, not BP. BP cannot access these funds or control or determine how they are used. Instead they are paid out on recommendation from the GCCF or to satisfy certain other claims presented by BP, subject to the approval of the Trustees.

(b)	in substance, the entity has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the entity has delegated these decision-making powers;

It is clear from Paragraph 13 of the Basis for Conclusions to SIC-12 that “control over another entity requires having the ability to direct or dominate its decision-making, regardless of whether this power is actually exercised.” Under no circumstance does BP have such ability. It is clear from the terms of the Trust Agreement that BP simply does not have this power — either directly or indirectly — and is therefore unable in every respect either to direct or dominate the Trust’s decision-making.

Nevertheless, we are cognisant of the fact that SIC-12 also contemplates the situation where control may deem to be exercised through a form of “autopilot” mechanism. Paragraph 13 of the Basis for Conclusions to SIC-12 states that “SPEs frequently operate in a predetermined way so that no entity has explicit decision-making authority over the SPE’s ongoing activities after its formation (i.e. they operate on ‘autopilot’).” It explains this notion of “autopilot” as follows: “Virtually all rights, obligations, and aspects of activities that could be controlled are predefined and limited by contractual provisions specified or scheduled at inception. In these circumstances, control may exist for the sponsoring party or others with a beneficial interest, even though it may be particularly difficult to assess, because virtually all activities are predetermined. However, the predetermination of the activities of the SPE through an ‘autopilot’ mechanism often provides evidence that the ability to control has been exercised by the party making the predetermination for its own benefit at the formation of the SPE and is being perpetuated.”

It is evident to us that BP does not control the Trust under any form of “autopilot” mechanism contemplated by SIC-12. This is because the facts and circumstances surrounding the Trust are such that it is clear that the rights, obligations and aspects of activities that could be controlled are not predefined and limited by contractual provisions specified or scheduled at the inception of the Trust. BP does not have any decision-making powers with regard to the operation of the Trust. Under the Trust Agreement, the Trustees have full authority to administer the Trust in accordance with the terms of the Trust Agreement without the approval or consent of BP or any of its affiliates. In addition, the Trustees are independent of BP — the process to appoint them was outlined in our response to prior Comment 2 from your letter dated 23 November 2010, in our letter dated 14 December 2010. We note that the Appendix to SIC-12 includes the following examples of decision-making powers that may have been delegated by establishing an “autopilot” mechanism:

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
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•	power to unilaterally dissolve an SPE;

•	power to change the SPE’s charter or bylaws; or

•	power to veto proposed changes of the SPE’s charter or bylaws.
Whilst we appreciate that these are only examples, we believe that they are indicative of what the standard setters had in mind in introducing the notion of an “autopilot” mechanism. We believe that the circumstances surrounding the Trust are entirely different from those contemplated in these examples. The Trust is irrevocable; BP has no right to amend the Trust Agreement or otherwise terminate the Trust fund; BP has no veto powers over the Fund under any circumstances and has no involvement in any future appointment of Trustees.

Further, BP does not have any involvement at all in the majority of the claims-related activities of the Trust. Individual and business claims, which represent the substantial majority of claims paid to date, are paid on instruction from the GCCF. The GCCF and its sub-contractors have the sole right to submit adjudicated individual and business claims directly to the Trust fund for payment. BP has no decision-making role in connection with the payment by the Trust fund of individual and business claims resolved by the GCCF. BP does have the authority under the Trust Agreement to present certain other resolved claims, including natural resource damages costs and state and local response costs and claims for loss of revenue, to the Trust for payment, provided that it supplies the corporate trustee with all required documents and related materials establishing that such claims are payable by the Trust under the Trust Agreement. However, any such payments can only be made on the authority of the Trustees. In any event, these claims represent the substantial minority of claims paid to date.

(c)	in substance, the entity has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to the risks incident to the activities of the SPE; or

As noted above the Trust fund has been established to provide security to federal, state and local governments and claimants that funds will be available to satisfy legitimate claims. As such, the main assets of the Trust are cash deposits and a receivable representing BP’s obligation to provide additional funding in the future. This additional funding requirement is secured against certain Gulf of Mexico assets which BP has pledged as collateral. Therefore, the ‘benefits’ of the SPE are associated with the funds and future funding obligation that it holds, and the right to use those funds for certain means. Consequently, “the majority of the benefits of the SPE” will flow to the claimants from the fund, not BP.

BP certainly has no right to obtain the majority of the benefits of the Trust. Under the terms of the Trust Agreement, BP has no right to access the funds once they have been contributed. BP will receive funds from the Trust only upon its expiration, if there are any funds remaining at that point. Any income associated with the Trust is retained within the Trust.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83
The risks incident to the activities of the Trust fund are limited. The principal risk is that future funding from BP will not occur. This risk resides with the Trust fund and the Trustees have themselves sought to address this by securing future funding against certain Gulf of Mexico assets which BP has pledged as collateral. The establishment of the Trust fund has not affected BP’s underlying responsibilities and liabilities related to the Deepwater Horizon oil spill. The Trust fund has not assumed these responsibilities and liabilities.

(d)	in substance, the entity retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

As noted above the risks associated with the Trust fund are limited. The benefits of the Trust fund relate principally to the disbursement of the funds that it holds for the benefit of claimants. BP cannot decide how these funds are used. In addition, to the extent that income is earned on the funds, it is retained within the Trust fund and is offset by trust expenses.
Taking all the above factors into account we concluded that BP does not have control over the Trust and it should not be consolidated in BP’s financial statements.

2.	Your response to prior comment number two from our letter dated November 23, 2010 indicates, in part, that you “will receive funds from the Trust only upon its expiration.” Language elsewhere in your response suggests that you may receive reimbursement from the Trust for certain claims settled by you, although this is not clear. Please clarify for us whether you may receive reimbursement from the Trust for certain items paid by you or, alternatively, whether you will, in fact, only receive funds from the Trust upon its expiration. In either case, ensure that any disclosure on this point included in your filings is clear with respect to the circumstances under which you may receive funds from the Trust.

Response:	All payments related to legitimate individual and business claims adjudicated by the GCCF, state and local government claims, final judgments and settlements, state and local response costs and claims for loss of revenue, and natural resource damages and related costs will be made directly from the Trust fund. Payments will be made to the individuals, businesses, state and local governments and organizations as appropriate. BP will not pay any such items directly or receive cash reimbursement from the Trust for such items.

BP will only receive funds from the Trust upon expiration should any funds be available at that point.

Appendix 1 to this letter contains our proposed disclosures in relation to the Trust fund — see Note 2 under the heading “Trust fund”.

3.	We note your response to prior comment four from our letter dated November 23, 2010. For certain classes of your provisions, you have stated that additional charges will not be taken to the income statement until the $20 billion fund is “utilized” or “fully exhausted.” Confirm that this means that additional provisions

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83
will not be recorded until the total amount of provisions exceeds the $20 billion already recorded. Additionally, revise your disclosure regarding these provisions to clearly indicate your expectations for whether the amount held by the GCCF will be sufficient to cover the types of claims identified. Refer to paragraphs 36 through 39 and 85 of IAS 37.

Response:	The provisions that we record in relation to all aspects of the oil spill have been determined in accordance with IAS 37. Our provisions will be revised going forward in the normal way as estimates are revised and items which are currently not estimable meet the criteria for provisioning.

The statement that no additional charges will be taken to the income statement until the $20-billion fund is utilized or fully exhausted is made in relation only to those costs that will be settled by the Trust. For these items any revisions to the provisions also will be made to a corresponding re-imbursement asset, resulting in no additional charge to the income statement.

This holds true as long as the cumulative amount settled by the Trust plus the amount recognized as a reimbursement asset is below the $20 billion to be contributed to the Trust, i.e. as long as the estimated cumulative expenditure relating to items covered by the Trust is below $20 billion. As at 31 December 2010, estimated cumulative expenditure relating to items covered by the Trust amounted to $12,567 million. Therefore, this figure could increase by $7,433 million up to $20 billion before any further charges would be recognized in the income statement.

Further items that will be covered by the Trust, but which had not been provided for as of 31 December 2010, are lawsuits and enforcement actions, and natural resource damage claims. These items were not recognized at the year end as we did not believe the amounts could be estimated reliably.

We are unable to conclude at this point as to whether the $20-billion trust fund will be sufficient to satisfy all claims that will ultimately be paid out. We have revised our disclosure to make this clear. Please see Appendix 1 under the heading “Trust fund”.

4.	We note your disclosure stating that the funds controlled by the Trust may be used to make payment for provisions related to the Gulf of Mexico oil spill. Please revise your disclosure to describe your obligation and the related accounting impact for a scenario where the $20 billion fund is not sufficient to cover all claims made to the GCCF.

Response:	The Trust Agreement does not require BP to make further contributions to the Trust fund in excess of the $20 billion should this be insufficient to satisfy legitimate individual and business claims adjudicated by the GCCF, state and local government claims, final judgments and settlements, state and local response costs and claims for loss of revenue, and natural resource damages and related costs.

Should the $20-billion fund not be sufficient, BP would settle legitimate claims and other costs directly with the claimants. In this case any increases in estimated

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
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future costs would be recognized as a provision with a corresponding charge in the income statement. The provision would be utilized and derecognized at the point that BP made the payments.
Please refer to Appendix 1, under the heading “Trust fund”, for our proposed disclosure on this matter.

5.	In connection with the amounts associated with fines and penalties, we note that you have aggregated the related estimated provision with the “litigation and claims” class of provisions. We also note the analysis you have provided in support of this presentation as part of your response to prior comment four from our letter dated November 23, 2010. The primary factor supporting aggregation identified in your analysis appears to be that the amount of any fines or penalties may ultimately be determined through court proceedings. This appears to be a fairly broad criterion that could be applied to most, if not all, of the items for which provisions have been or will be recorded in connection with the incident.

The nature of the item underlying the provision for fines and penalties (i.e., strict liability for barrels of oil spilled determined according to an established calculation) differs in significant ways from the other items included in the “litigation and claims” class. Separately, we note that aggregation of fines and penalties with “litigation and claims” is inconsistent with, and provides less visibility than, the presentation in the notes to your financial statements for the interim periods ended June 30, 2010 and September 30, 2010. In view of these factors revise your disclosure to present fines and penalties as a separate class. Alternatively, further explain to us why you believe aggregating these amounts is consistent with the guidance in paragraph 87 of IAS 37.

Response:	We have revised the draft disclosure to show Gulf of Mexico fines and penalties payment under the Clean Water Act as a separate class of provision. Please refer to the tables in Note 37 shown in Appendix 1.

6.	The proposed disclosure provided as part of your response to prior comment four from our letter dated November 23, 2010 identifies various assumptions you have made in connection with recording provisions related to future costs attributable to spill response, environmental and litigation and claims items (excluding fines and penalties). For each assumption identified, disclose the specific values used to determine the amounts of the recorded provisions and the basis for those values. For example, disclose the daily rates, and the number of days those rates are expected to be incurred, used in connection with the spill response provision.

Response:	The disclosure requirements regarding the assumptions made in estimating provisions are set out in IAS 37, paragraph 85:
85	An entity shall disclose the following for each class of provision:
(a)	a brief description of the nature of the obligation and the expected timing of any resulting outflows of economic benefits;

(b)	an indication of the uncertainties about the amount or timing of those outflows. Where necessary to provide adequate information, an entity

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
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shall disclose the major assumptions made concerning future events, as addressed in paragraph 48; and

(c)	the amount of any expected reimbursement, stating the amount of any asset that has been recognised for that expected reimbursement.
Paragraph 48 of IAS 37 provides some guidance on how future events are reflected when determining a provision. It states the following:
48	Future events that may affect the amount required to settle an obligation shall be reflected in the amount of a provision where there is sufficient objective evidence that they will occur.
Paragraphs 49 and 50 of IAS 37 describe two examples of such future events. One example given relates to future technology changes associated with cleaning up a site and the other relates to possible new legislation.

We do not believe that detailed disclosure of assumptions such as daily rates and number of days expected to be incurred is required under IAS 37. Furthermore, we do not consider that this type of detailed disclosure would be material to users’ understanding of the financial statements. We consider that we have provided appropriate disclosures under IAS 37 in relation to material uncertainties and these are included in Note 37 — Provisions relating to the Gulf of Mexico oil spill in Appendix 1 to this letter.

7.	In regards to the estimated penalties for strict liability under the Clean Water Act, disclose the following:
•	The range of published flow rates you considered in determining the amount of the provision;

•	The specific estimated flow rate used to determine the provision;

•	The reasons why the specific estimated flow rate was selected from within the published range;

•	The range of possible per-barrel penalties, including if you are found to be have been grossly negligent or engaged in willful misconduct;

•	The specific per-barrel amount of the penalty used to determine the provision; and;

•	The total provision recorded.
Separately, explain why you believe the assumptions you have made are appropriate in these circumstances. Refer to paragraphs 36 through 40 and 85(b) of IAS 37.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
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Response:	In determining the provision, and associated disclosures, for fines and penalties under the Clean Water Act, we considered the guidance set forth in paragraphs 36 through 40 and 85(a) and (b) of IAS 37.

Note 37 — Fines and penalties in Appendix 1 to this letter contains our proposed disclosures in relation to fines and penalties. We have addressed the points requested in this disclosure.

8.	We note your response to prior comment five from our letter dated November 23, 2010. In regards to the provision for future expenditures recorded on your balance sheet (i.e., $7.0 billion at September 30, 2010), please tell us whether payments will be made by you or by the GCCF. If you will pay these amounts directly to claimants, please provide us with a detailed explanation regarding your expectations for the timing of approval for reimbursement from the Trust. In this connection, please tell us whether you expect to fund the full $20 billion due under the trust agreement or a sum that is net of the amounts for which you expect to receive reimbursement from the fund.

Response:	The $7 billion is the portion of the total estimated future expenditure recognized for the oil spill provision as at 30 September 2010 that relates to items that are expected to be settled from the trust fund. The estimated amount as at 31 December 2010 for these future expenditures was $9.5 billion.

As explained in our response to Comment 3 above, payments for these items will be made by the Trust, not by BP.

We expect to contribute the full $20 billion to the Trust fund. As at 31 December 2010, BP had contributed $5 billion to the fund. The remaining $15 billion is expected to be contributed to the fund over the next three years.
Form 6-K furnished November 2, 2010
Gulf of Mexico Oil Spill, page 4
Financial Impact of the Response, page 6
9.	We note your response to comment six in our letter dated November 23, 2010. We also note that you did not propose to include any additional disclosure in your filings in connection with such comment. With respect to your disclosure referenced in such prior comment six, please expand your disclosure to briefly describe the nature of the contractual arrangements, and provide material examples of the nature of the related uncertainties that may result in additional future costs as a result of their complex nature and the speed in which they were put in place. For example, and without limitation, please briefly describe the difficulty in monitoring expenses that you described in your response.

Response:	Our proposed disclosure for our Annual Report on Form 20-F for the year ended 31 December 2010 is included in Appendix 1, at the end of Note 2.
Contingent Liabilities, page 6

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
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10.	Your response to prior comment seven from our letter dated November 23, 2010 indicates that there are certain obligations that you believe currently cannot be reliably estimated and that are therefore considered contingent liabilities under IAS 37. For each class of contingent liability, your disclosure should describe the nature of the contingent liability and an estimate of its financial effect, along with a discussion of the uncertainties relating to the amount or timing of payment. Additionally, disclose the nature of the information that will allow you to make reliable estimates, the steps you are taking and plan to take to obtain that information, and when you expect it to be obtained. Please ensure that your disclosure clearly distinguishes between obligations and amounts for which a provision has been recorded and those classified as contingent liabilities. Refer to paragraphs 86 and 88 of IAS 37.

Response:	The disclosure requirements of IAS 37, paragraph 86, relating to contingent liabilities are as follows:
86	Unless the possibility of any outflow in settlement is remote, an entity shall disclose for each class of contingent liability at the end of the reporting period a brief description of the nature of the contingent liability and, where practicable:
(a)	an estimate of its financial effect, measured under paragraphs 36–52;

(b)	an indication of the uncertainties relating to the amount or timing of any outflow; and

(c)	the possibility of any reimbursement.
In our third-quarter Form 6-K filing we disclosed four areas of contingent liabilities: (i) pending litigation; (ii) future claims under OPA 90; (iii) liability for natural resource damages and (iv) fines and penalties, except for penalties under Section 311 of the Clean Water Act.

During the fourth quarter we have been able to develop a reliable estimate of individual and business claims and state and local claims under OPA 90 and have accordingly made a provision for these items. This estimate will be reviewed and updated if necessary on a quarterly basis. However, we continue to be unable to develop a reliable estimate or even a range of possible outcomes for the other items.

Our disclosures in relation to these contingent liabilities are shown in Appendix 1 in Note 44. We believe that this clearly distinguishes between obligations and amounts for which a provision has been recorded and those classified as contingent liabilities.

We do not believe that disclosure is required under IAS 37 of the nature of the information that will allow us to make reliable estimates, the steps being taken and plan to obtain more information and when we expect it to be obtained. We have however provided below some further information on the main contingent liabilities at the year end.

Specifically with regard to litigation, the pending actions are at the very early stages of proceedings. As indicated in our previous response dated 14 December

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2010, we specified the nature and extent of litigation contingencies by claim, by claimant, and by proceeding. We also described in detail the status of these claims and proceedings, indicating how future events, actions and timetables make it difficult at this early stage to determine whether, when and how losses will arise, or to reliably estimate the size of such losses, if they are incurred. More particularly, we identified key information that will be useful in arriving at these estimates, namely: (a) court rulings affecting which claims will survive challenge and how those claims will be adjudicated; (b) future documentary and testimonial disclosures in litigation discovery; (c) breadth and timing of GCCF claims administration activity; (d) judicial findings, determinations and adjudications on liability and damage issues; and (e) timing and progress, if any, in settling pending claims.
We expect to obtain information of this kind sporadically over time, quarter by quarter, during which we will continue to evaluate whether reliable estimates can be made. During the next six to eight quarters, we will be: (a) obtaining and examining litigation discovery disclosures as court schedules permit; (b) monitoring GCCF claims administration activity; (c) filing and responding to court motions that may elicit key court rulings; (d) participating in one or more trials or adjudicatory hearings at which liabilities may be determined; and (e) evaluating settlement opportunities, if and when they arise.

Until greater clarity is obtained concerning the Company’s liability and extent of financial exposure, it is not possible to arrive at a range of outcomes or a reliable loss estimate for pending litigation.

Similarly with Natural Resource Damages (‘NRD’), as explained below, we are unable to obtain an estimate or range of outcomes until the assessments have been completed or settlement discussions occur. Recently, some of the Trustees have requested BP funding for early restoration projects. BP is very interested in implementing early restoration projects that are cost effective, address known or anticipated injuries and comply with OPA NRD regulations. However, because those discussions are at an early stage it is not possible to estimate the appropriate provisioning charge for early restoration at this time. In addition, any early restoration projects funded by BP would be paid out of the $20-billion trust fund.

With regard to information needed to provide a reliable NRD estimate, it is important to emphasize that the natural resource damages assessment will require extensive spatial and temporal data collection. The spatial assessment is large because the area of potential impact includes several states and large parts of Mexico. The temporal assessment is extensive because data collection needs to be conducted over time in order to determine both the severity and duration of impact.

Currently, the majority of the NRD data collection is proceeding through a cooperative assessment process with the federal and state trustees and BP. The NRD assessment is divided into a number of technical working groups (“TWGs”). A TWG has been created for birds, shoreline habitats, submerged aquatic vegetation, water column, benthic communities, corals, sea turtles, marine mammals, fish, and terrestrial mammals, among others. The TWGs are comprised

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of outside experts and consultants, members of the academic community, and technical representatives for the Trustees and BP. Each TWG is responsible for designing, drafting, and implementing cooperative work plans intended to address potential injuries related to the Spill.
To date, there have been over 80 cooperative study plans designed and implemented and dozens more are in the works. Much of the data from these plans are still being analyzed at the laboratories. Because of extensive data collection and validation protocols and the massive quantity of information, the process of interpreting data and comparing to baseline will require months if not longer. Also, in many cases, in order to determine potential injuries to certain animal populations (e.g. certain turtles, birds, fish, etc), data will need to be collected over one or more reproductive seasons.

Additional information about the extensive cooperative assessment effort can be found at www.BP.com/NRDA.

As previously indicated, there are a number of federal and state environmental and other provisions of law, beyond Section 311 of the Clean Water Act, under which one or more Governmental agencies could seek civil fines and penalties from BP. By way of example, in its complaint filed on 15 December 2010, the United States sought to reserve the ability to seek penalties and other relief under a number of other laws. Moreover, on 10 December 2010, the Mississippi Department of Environmental Quality issued a Notice of Violation which alleged violations of a number of state regulations. Other claims for civil penalties may be asserted by other states or by the federal government. No charge has been included for these other claims for penalties for the following reasons.

First, given the large number of claims that may be asserted, it is not possible at this time to determine whether and to what extent any such claims would be successful or what penalties or fines would be assessed. The Company believes that it would have defences to a number of the claims that might be asserted. And the relevant provisions of law do not generally require the assessment of specific penalties but allow for assessment of penalties up to a set maximum.

Second, for any such other fines or penalties that may be sought, the maximum amounts the Government could seek would generally be determined on a per-violation or per-day basis, and the total amounts that could be sought would be significantly lower than the amounts that can be sought on a per-barrel basis under Section 311 of the Clean Water Act.

Third, Section 311 of the Clean Water Act provides for the court in assessing a penalty to consider “any other penalty for the same incident.” Thus, any penalty assessed under provisions of law other than Section 311 of the Clean Water Act should reduce the Company’s liability under Section 311.

For these reasons, (i) it is not possible to estimate the amount of other fines or penalties that may be assessed, but (ii) it is not expected that such additional claims for civil fines or penalties would materially change BP’s total liability for civil fines and penalties, including under Section 311 of the Clean Water Act.

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11.	We note the following statement from your third quarter 2010 operating results presentation: “the remaining provision at the end of the third quarter represents our current best estimate of future costs...” Provide us with a discussion of your basis for making this assertion considering the documented uncertainties associated with your estimates of provisions and the nature and scope of your reported contingent liabilities at September 30, 2010.

Response:	This statement was included in the Chief Financial Officer’s script accompanying our third-quarter results presentation. The full statement was as follows:

“The remaining provision at the end of 3Q represents our current best estimate of future costs, subject to the exclusions and uncertainties described in the Stock Exchange Announcement and which I shared with you in detail during the second-quarter results presentation.”

We consider it is clear from the second part of this statement that certain items have been excluded from the provisions recognized, and that there are uncertainties surrounding the estimates that have been recognized.

The audience was directed to the disclosures that were included in our third-quarter Stock Exchange Announcement (and included in our Form 6-K for the period ended 30 September 2010, filed 2 November 2010 with the SEC) that clearly described the excluded items that have not been provided for on the basis that they cannot be reliably measured at this point. There was also clear disclosure of the uncertainties in timing and amount of the provisions that have been recognized.
Engineering Comments
Form 20-F for Fiscal Year Ended December 31, 2009
Key Statistics, page 19
12.	We note your response 10. It appears that the U.S. proved undeveloped reserves scheduled for drilling beyond five years, have the characteristics of drilling programs, not separate projects. Please:
•	With the exception of the reserves attributable to San Juan North, remove these U.S. volumes from your disclosed proved reserves;

•	Expand on your statement, “the pace of development is governed by the needs of the environment and local communities, and not by BP’s timing consideration, nor the availability of BP capital” to explain the details of these exterior limits on your San Juan North development activities.
Response:	As instructed, our disclosed proved reserves as at 31 December, 2010 do not include the U.S. proved undeveloped reserves scheduled for drilling beyond five years discussed in our response to the Staff’s prior comment 10. The disclosed proved reserves as at 31 December 2010 also exclude the volumes associated with San Juan North, as we consider that the justification for San Juan North and

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Wamsutter is substantially the same. We remain fully committed to their development in the timeframe described in our previous response.
We request an opportunity to meet with the Staff to present and discuss in principle our views on major projects of this type.

13.	Tell us the terms of the gas sales contracts for your Trinidad PUD properties. Furnish to us your gas sales contract governing the Serrette property.

Response:	Appendix 2 to this letter lists a brief description of the key terms, including penalties for each of the four contracts covering our investments in Trinidad (including the Serrette property). As mentioned in our response dated 8 October 2010, a 200 mmscfd shortfall of gas would result in an annual penalty of over $143 million.

The Serrette field development is well underway, and we expect first gas from the facility in 2011. Serrette is not dedicated to any of the contracts, and will be used as part of the commingled pool gas to ensure that obligations to all four contracts are fulfilled. The figure below shows that the Serrette (and in fact all of the currently booked proved reserves) are required to fulfill the gas contracts.

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83
*****
In some of our responses, we have agreed to change or supplement the disclosure in our future filings. We are doing that in response to the Staff’s comment and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.
We acknowledge that BP is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to BP’s Form 20-F, and that BP may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
As discussed with the Staff, we are available to discuss the foregoing with you and the Staff at your convenience either by telephone or in person.
Very truly yours,
/s/ B.E. GROTE

B.E. GROTE
cc:     K. Campbell (Sullivan & Cromwell LLP)

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83	APPENDIX 1
2. Significant event in the period — Gulf of Mexico oil spill
As a consequence of the Gulf of Mexico oil spill, BP has incurred costs during the year and has recognized liabilities for future costs. Liabilities of uncertain timing or amount and contingent liabilities have been accounted for and/or disclosed in accordance with IAS 37 ‘Provisions, contingent liabilities and contingent assets’. BP’s rights and obligations in relation to the $20-billion trust fund which was established during the year have been accounted for in accordance with IFRIC 5 ‘Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds’. Key aspects of this accounting are summarized below.
     The financial impacts of the Gulf of Mexico oil spill on the income statement, balance sheet and cash flow statement of the group are shown in the table below.

$ million
2010
Income statement
Production and manufacturing expenses	40,858

Profit (loss) before interest and taxation	(40,858)
Finance costs	77

Profit (loss) before taxation	(40,935)
Less: Taxation	12,894

Profit (loss) for the period	(28,041)

Balance sheet
Current assets
Trade and other receivables	5,943
Current liabilities
Trade and other payables[a]	(6,587)
Provisions	(7,938)

Net current liabilities	(8,582)

Non-current assets
Other receivables	3,601
Non-current liabilities
Other payables	(9,899)
Provisions	(8,397)
Deferred tax	11,255

Net non-current liabilities	(3,440)
Net assets	(12,022)

[a] Includes
Trust fund liability	(5,002)
Other payables	(1,585)

(6,587)

Cash flow statement
Profit (loss) before taxation	(40,935)
Finance costs	77
Net charge for provisions, less payments	19,354
(Increase) decrease in other current and non-current assets	(12,567)
Increase (decrease) in other current and non-current liabilities	16,413

Pre-tax cash flows	(17,658)

Trust fund
BP has established the Deepwater Horizon Oil Spill Trust (the Trust) to be funded in the amount of $20 billion (the trust fund) over the period to the fourth quarter of 2013, which is available to satisfy legitimate individual and business claims administered by the Gulf Coast Claims Facility (GCCF), state and local government claims resolved by BP, final judgments and settlements, state and local response costs, and natural resource damages and related costs. In 2010 BP contributed $5 billion to the fund, and further quarterly contributions of $1.25 billion are to be made during 2011 to 2013. The income statement charge for 2010 includes $20 billion in relation to the trust fund, adjusted to take account of the time value of money. Fines, penalties and claims administration costs are not covered by the trust fund. The establishment of the trust fund does not represent a cap or floor on BP’s liabilities and BP does not admit to a liability of this amount.
     Under the terms of the Trust agreement, BP has no right to access the funds once they have been contributed to the trust fund and BP has no decision-making role in connection with the payment by the trust fund of individual and business claims resolved by the GCCF. BP will receive funds from the trust fund only upon its expiration, if there are any funds remaining at that point. BP has the authority under the Trust agreement to present certain resolved claims, including natural resource damages claims and state and local response claims, to the Trust for payment, by providing the trustees with all the required documents establishing that such claims are valid under the Trust agreement. However, any such payments can only be made on the authority of the Trustee and any funds distributed are paid directly to the claimants, not to BP. BP will not settle any such items directly or receive reimbursement from the trust fund for such items.

2. Significant event in the period — Gulf of Mexico oil spill continued
BP’s obligation to make contributions to the trust fund was recognized in full, amounting to $20 billion on an undiscounted basis as it is committed to making these contributions. On initial recognition the discounted amount recognized was $19,580 million. After BP’s contributions of $5 billion to the trust fund during 2010, and adjustments for discounting, the remaining liability as at 31 December 2010 was $14,901 million. This liability is recorded within other payables on the balance sheet, apportioned between current and non-current elements according to the agreed schedule of contributions.
     The table below shows movements in the funding obligation, recognized within other payables on the balance sheet, during the period to 31 December 2010.

$ million
Trust fund liability initially recognized — discounted	19,580
Unwinding of discount	73
Change in discount rate	240
Contributions	(5,000)
Other	8
At 31 December 2010	14,901

Of which — current	5,002
— non-current	9,899

An asset has been recognized representing BP’s right to receive reimbursement from the trust fund. This is the portion of the estimated future expenditure provided for that will be settled by payments from the trust fund. BP will not actually receive any reimbursements from the trust fund, but rather payments will be made directly to claimants from the trust fund.
     The portion of the provision recognized during the year for items that will be covered by the trust fund was $12,567 million. Of this amount, payments of $3,023 million were made during the year from the trust fund. The remaining reimbursement asset as at 31 December 2010 was $9,544 million and is recorded within other receivables on the balance sheet.
     Movements in the reimbursement asset are presented in the table below:

$ million
Increase in provision for items covered by the trust fund	12,567
Amounts paid directly by the trust fund	(3,023)

At 31 December 2010	9,544

Of which — current	5,943
— non-current	3,601

As noted above, the obligation to fund the $20-billion trust fund has been recognized in full. Any increases in the provision that will be covered by the trust fund (up to the amount of $20 billion) have no net income statement effect as a reimbursement asset is also recognized, as described above. These charges for provisions, and the associated reimbursement asset, recognized during the year amounted to $12,567 million. Thus, a further $7,433 million could be provided in subsequent periods for items covered by the trust fund with no net impact on the income statement. Such future increases in amounts provided could arise from adjustments to existing provisions, or from the initial recognition of provisions for items that currently cannot be estimated reliably, namely final judgements and settlements and natural resource damages and related costs.
     It is not possible at this time to conclude as to whether the $20-billion fund will be sufficient to satisfy all claims under the Oil Pollution Act of 1990 (OPA 90) that will ultimately be paid. Further information on those items that currently cannot be reliably estimated is provided under Provisions and contingencies and in Note 44.
     The Trust agreement does not require BP to make further contributions to the trust fund in excess of the agreed $20 billion should this be insufficient to cover all claims administered by the GCCF, or to settle other items that are covered by the trust fund, as described above. Should the $20-billion trust fund not be sufficient, BP would commence settling legitimate claims and other costs by making payments directly to claimants. In this case, increases in estimated future expenditure above $20 billion would be recognized as provisions with a corresponding charge in the income statement. The provisions would be utilized and derecognized at the point that BP made the payments.
     On 30 September 2010, BP pledged certain Gulf of Mexico assets as collateral for the trust fund funding obligation. The pledged collateral consists of an overriding royalty interest in oil and gas production of BP’s Thunder Horse, Atlantis, Mad Dog, Great White and Mars, Ursa and Na Kika assets in the Gulf of Mexico. A wholly-owned company called Verano Collateral Holdings LLC (Verano) has been created to hold the overriding royalty interest, which is capped at $1.25 billion per quarter and $17 billion in total. Verano has pledged the overriding royalty interest to the Trust as collateral for BP’s remaining contribution obligations to the Trust. BP contributed a further $2 billion to the trust fund since this arrangement was established, thereby reducing the amount of the pledged assets to $15 billion at the end of the year. There is no change in operatorship or the marketing of the production from the assets and there is no effect on the other partners’ interests in the assets. For financial reporting purposes Verano is a consolidated entity of BP and there is no impact on the consolidated financial statements from the pledge of the overriding royalty interest.

2. Significant event in the period — Gulf of Mexico oil spill continued
Provisions and contingencies
At 31 December 2010 BP has recorded certain provisions and disclosed certain contingencies as a consequence of the Gulf of Mexico oil spill. These are described below under Oil Pollution Act of 1990 and Other items.
Oil Pollution Act of 1990 (OPA 90)
The claims against BP under the OPA 90 and for personal injury fall into three categories: (i) claims by individuals and businesses for removal costs, damage to real or personal property, lost profits or impairment of earning capacity, loss of subsistence use of natural resources and for personal injury (“Individual and Business Claims”); (ii) claims by state and local government entities for removal costs, physical damage to real or personal property, loss of government revenue and increased public services costs (“State and Local Claims”); and (iii) claims by the United States, a State trustee, an Indian tribe trustee, or a foreign trustee for natural resource damages (“Natural Resource Damages claims”). In addition, BP faces civil litigation in which claims for liability under OPA 90 along with other causes of actions, including personal injury claims, are asserted by individuals, businesses and government entities.
     A provision has been recorded for Individual and Business Claims and State and Local Claims. A provision has also been recorded for claims administration costs and natural resource damage assessment costs.
     BP considers that it is not possible to measure reliably any obligation in relation to Natural Resource Damages claims under OPA 90 or litigation for violations of OPA 90. These items are therefore disclosed as contingent liabilities.
     The $20-billion trust fund described above is available to satisfy the OPA 90 claims and litigation referred to above with the exception of claims administration costs which are borne separately by BP. BP’s rights and obligations in relation to the trust fund have been recognized and $20 billion, adjusted to take account of the time value of money, was charged to the income statement. The establishment of the trust fund does not represent a cap or floor on BP’s liabilities and BP does not admit liability for this amount.
Other items
Provisions at 31 December 2010 also include amounts in relation to offshore and onshore oil spill response, BP’s commitment to a 10-year research programme in the Gulf of Mexico, estimated penalties for liability under Clean Water Act Section 311 and legal fees where we have been able to estimate reliably those which will arise in the next two years. These are not covered by the trust fund.
     The provision does not reflect any amounts in relation to fines and penalties except for those relating to the Clean Water Act, as it is not possible to estimate reliably either the amount or timing of such additional items. BP also considers that it is not possible to measure reliably any obligation in relation to litigation or any obligation in relation to legal fees beyond two years. These items are therefore disclosed as contingent liabilities.
     No amounts have been recognized for recovery of costs from our co-owners of the Macondo well because under IFRS recovery must be virtually certain for receivables to be recognized. All of these items are therefore disclosed as contingent assets.
     Further information on provisions is provided below and in Note 37. Further information on contingent liabilities and contingent assets is provided in Note 44.
     A provision has been recognized for estimated future expenditure relating to the oil spill, for items that can be reliably measured at this time, in accordance with BP’s accounting policy for provisions, as set out in Note 1.
     The total amount recognized as a provision during the year was $30,261 million (including $12,567 million for items covered by the trust fund and $17,694 million for other items). After deducting amounts utilized during the year totalling $13,935 million (including payments from the trust fund of $3,023 million and payments made directly by BP of $10,912 million), and after adjustments for discounting, the remaining provision as at 31 December 2010 was $16,335 million.
Movements in the provision are presented in the table below.

$ million
Increase in provision — items not covered by the trust fund	17,694
— items covered by the trust fund	12,567
Unwinding of discount	4
Change in discount rate	5
Utilization — non-Trust items	(10,912)
— Trust items	(3,023)

At 31 December 2010	16,335

Of which — current	7,938
— non-current	8,397

The total amounts that will ultimately be paid by BP in relation to all obligations relating to the incident are subject to significant uncertainty and the ultimate exposure and cost to BP will be dependent on many factors. Furthermore, the amount of claims that become payable by BP, the amount of fines ultimately levied on BP (including any determination of BP’s negligence), the outcome of litigation, and any costs arising from any longer-term environmental consequences of the oil spill, will also impact upon the ultimate cost for BP. Although the provision recognized is the current best estimate of expenditures required to settle certain present obligations at the end of the reporting period, there are future expenditures for which it is not possible to measure the obligation reliably as noted above.
Impact upon the group income statement and cash flow statement
The group income statement for 2010 includes a pre-tax charge of $40,935 million in relation to the Gulf of Mexico oil spill. This comprises costs incurred up to 31 December 2010, estimated obligations for future costs that can be estimated reliably at this time and rights and obligations relating to the trust fund. Finance costs of $77 million reflect the unwinding of discount on the trust fund liability and provisions.

2. Significant event in the period — Gulf of Mexico oil spill continued
The amount of the provision recognized during the year can be reconciled to the income statement charge as follows:

For the year ended 31 December 2010	$ million
Increase in provision	30,261
Change in discount rate relating to provisions	5
Costs charged directly to the income statement	3,339
Trust fund liability — discounted	19,580
Change in discount rate relating to trust fund liability	240
Less: Items to be paid from the trust fund	(12,567)
(Profit) loss before interest and taxation	40,858
Costs charged directly to the income statement relate to expenditure incurred prior to the establishment of a provision at the end of the second quarter and ongoing operating costs of the GCRO. The accounting associated with the recognition of the trust fund liability and the expenditure which will be settled from the trust fund is described above.
     The total amounts that will ultimately be paid by BP in relation to all obligations relating to the incident are subject to significant uncertainty as described above under Provisions and contingencies.
     Response operations following the Deepwater Horizon incident in April 2010 have been managed by the federal government’s response framework, which transitioned on 17 December from the Unified Area Command (UAC) to the Gulf Coast incident management team (GC-IMT). Both the UAC and now the GC-IMT link the organizations responding to the incident and provide a forum for those organizations to make consensus decisions. If consensus cannot be reached the US Coast Guard co-ordinator carries the final decision on response related actions deemed necessary. As such, the activities undertaken by BP and its sub-contractors, and the associated costs, are not wholly within BP’s control. This will continue to be the case until control of the response operations transitions to the GCRO.
     In particular, the centralized approval process established for the procurement of materials, equipment and personnel has not been used for all of the procurement activity that has taken place. The types of activity that fell outside the centralized approval process included aspects of the surface and shoreline response. Numerous personnel and vessels were involved in activities which included skimming, boom deployment and shoreline clean up. Due to the scale of the incident and the need to respond rapidly, procurement authority was vested with state on-scene co-ordinators, various responsible parties and various state and local government authorities. So long as the expenses incurred are found to be consistent with the National Contingency Plan, the responsible parties will be expected to pay these costs, regardless of whether or not they were involved in or approved the decision to procure the resource. With the large number of parties involved, the resulting funding flows are complex and resulted in difficulty maintaining real time monitoring of expenses.
     Pre-tax cash flows amounted to $17,658 million and the impact on net cash provided by operating activities, on a post-tax basis, amounted to $16,019 million.

37. Provisions

				Litigation and	Clean Water		$ million
	Decommissioning	Environmental	Spill response	claims	Act penalties	Other	Total
At 1 January 2010	9,020	1,719	—	1,076	—	2,815	14,630
Exchange adjustments	(114)	—	—	(7)	—	(50)	(171)
Acquisitions	188	—	—	2	—	15	205
New or increased provisions	1,800	1,290	10,883	15,171	3,510	808	33,462
Write-back of unused provisions	(12)	(120)	—	(51)	—	(466)	(649)
Unwinding of discount	168	29	—	18	—	19	234
Change in discount rate	444	22	—	9	—	(6)	469
Utilization	(164)	(460)	(9,840)	(4,250)	—	(755)	(15,469)
Reclassified as liabilities held for sale	(381)	(1)	—	—	—	(1)	(383)
Deletions	(405)	(14)	—	(1)	—	(1)	(421)

At 31 December 2010	10,544	2,465	1,043	11,967	3,510	2,378	31,907

Of which — current	432	635	982	7,011	—	429	9,489
— non-current	10,112	1,830	61	4,956	3,510	1,949	22,418

					$ million
	Decommissioning	Environmental	Litigation	Other	Total
At 1 January 2009	8,418	1,691	1,446	2,098	13,653
Exchange adjustments	398	15	22	29	464
New or increased provisions	169	588	302	1,256	2,315
Write-back of unused provisions	—	(259)	(99)	(228)	(586)
Unwinding of discount	184	32	15	16	247
Change in discount rate	324	18	(35)	8	315
Utilization	(383)	(308)	(574)	(361)	(1,626)
Deletions	(90)	(58)	(1)	(3)	(152)
At 31 December 2009	9,020	1,719	1,076	2,815	14,630

Of which — current	287	368	433	572	1,660
— non-current	8,733	1,351	643	2,243	12,970

The group makes full provision for the future cost of decommissioning oil and natural gas production facilities and related pipelines on a discounted basis on the installation of those facilities. The provision for the costs of decommissioning these production facilities and pipelines at the end of their economic lives has been estimated using existing technology, at current prices or future assumptions, depending on the expected timing of the activity, and discounted using a real discount rate of 1.5% (2009 1.75%). These costs are generally expected to be incurred over the next 30 years. While the provision is based on the best estimate of future costs and the economic lives of the facilities and pipelines, there is uncertainty regarding both the amount and timing of these costs.
     Provisions for environmental remediation are made when a clean-up is probable and the amount of the obligation can be estimated reliably. Generally, this coincides with commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites. The provision for environmental liabilities has been estimated using existing technology, at current prices and discounted using a real discount rate of 1.5% (2009 1.75%). The majority of these costs are expected to be incurred over the next 10 years. The extent and cost of future remediation programmes are inherently difficult to estimate. They depend on the scale of any possible contamination, the timing and extent of corrective actions, and also the group’s share of the liability.
     The litigation category includes provisions for matters related to, for example, commercial disputes, product liability, and allegations of exposures of third parties to toxic substances. Included within the other category at 31 December 2010 are provisions for deferred employee compensation of $728 million (2009 $789 million) and for expected rental shortfalls on surplus properties of $45 million (2009 $246 million). These provisions are discounted using either a nominal discount rate of 3.75% (2009 4.0%) or a real discount rate of 1.5% (2009 1.75%), as appropriate.
Provisions relating to the Gulf of Mexico oil spill
Provisions relating to the Gulf of Mexico oil spill, included in the table above, are separately presented below:

			Litigation and	Clean Water	$ million
	Environmental	Spill response	claims	Act penalties	Total
At 1 January 2010	—	—	—	—	—
New or increased provisions	929	10,883	14,939	3,510	30,261
Unwinding of discount	4	—	—	—	4
Change in discount rate	5	—	—	—	5
Utilization	(129)	(9,840)	(3,966)	—	(13,935)

At 31 December 2010	809	1,043	10,973	3,510	16,335

Of which — current	314	982	6,642	—	7,938
— non-current	495	61	4,331	3,510	8,397

Of which — payable from the trust fund	382	—	9,162	—	9,544

Provisions at 31 December 2010 relating to the Gulf of Mexico oil spill include amounts in relation to environmental expenditure, spill response costs, litigation and claims, and fines and penalties, each of which is described below.

37. Provisions continued
Environmental
The amounts committed by BP for a 10-year research programme to study the impact of the incident on the marine and shoreline environment of the Gulf of Mexico have been provided for. BP’s commitment is to provide $500 million of funding, and the remaining commitment, on a discounted basis, of $427 million was included in provisions at 31 December 2010. This amount is expected to be spent evenly over the 10-year period.
     As a responsible party under the OPA 90, BP faces claims by the United States, as well as by State, tribal, and foreign trustees, if any, for natural resource damages (“Natural Resource Damages claims”).These damages include, amongst other things, the reasonable costs of assessing the injury to natural resources as well as some emergency restoration projects which are expected to occur over the next two years. BP has been incurring natural resource damage assessment costs and a provision has been made for the estimated costs of the assessment phase. The assessment covers a large area of potential impact and will take some time to complete in order to determine both the severity and duration of the impact of the oil spill. The process of interpreting the large volume of data collected is expected to take at least several months and, in order to determine potential injuries to certain animal populations, data will need to be collected over one or more reproductive cycles. This expected assessment spend is based upon past experience as well as identified projects. A provision of $382 million has been established for these items. Until the size, location and duration of the impact is assessed, it is not possible to estimate reliably either the amounts or timing of the remaining Natural Resource Damages claims, therefore no amounts have been provided for these items and they are disclosed as a contingent liability. See Note 44 for further information.
Spill response
The remaining provision for spill response includes the estimated future costs of both subsea operations as well as surface and shoreline work.
     The subsea response provision is based on the remaining activities expected to be undertaken and has been calculated using daily rates of costs incurred to date. This includes the rig costs to complete the plugging and abandonment of the second relief well, which is expected to be completed by the end of February 2011, and the recovery of the subsea infrastructure used as part of the various containment systems. The majority of the vessels involved in the response have now been decontaminated. The provision includes the costs of decontaminating the remaining 25 vessels which is expected to be complete by the end of April 2011.
     The provision for surface and shoreline response is based on the daily costs currently being incurred which are underpinned by headcount, equipment and the number of vessels on hire. At the end of the year, there were approximately 360 vessels on hire and the number of personnel involved in response activities was approximately 6,200. BP and the US Coast Guard are working closely with state and local officials to clean Gulf Coast beaches before the 2011 spring and summer tourism seasons and this is the basis on which the provision at 31 December 2010 has been calculated. The provision also includes an estimate of future federal response costs and ongoing monitoring that will be required until the end of the second quarter of 2012.
Litigation and claims
Individual and Business Claims, and State and Local Claims under the Oil Pollution Act of 1990 (OPA 90) and claims for personal injury

BP faces claims under OPA 90 by individuals and businesses for removal costs, damage to real or personal property, lost profits or impairment of earning capacity, loss of subsistence use of natural resources and for personal injury (“Individual and Business Claims”) and by state and local government entities for removal costs, physical damage to real or personal property, loss of government revenue and increased public services costs (“State and Local Claims”).
     The estimated future cost of settling Individual and Business Claims, State and Local Claims under OPA 90 and claims for personal injuries, both reported and unreported, has been provided for. Claims administration costs have also been provided for.
     BP believes that the history of claims received to date, and settlements made, provides sufficient data to enable the company to use an approach based on a combination of actuarial methods and management judgements to estimate IBNR (Incurred But Not Reported) claims to determine a reliable best estimate of BP’s exposure for claims not yet reported in relation to Individual and Business claims, and State and Local claims under OPA 90. The amount provided for these claims has been determined in accordance with IFRS and represents BP’s current best estimate of the expenditure required to settle its obligations at the balance sheet date. The measurement of this provision is subject to significant uncertainty. Actual costs could ultimately be significantly higher or lower than those recorded as the claims and settlement process progresses.
     In estimating the amount of the provision, BP has determined a range of possible outcomes for Individual and Business Claims, and State and Local Claims. These determinations are based on BP’s claims payment experience, the application of insurance industry benchmark data, the use of a combination of actuarial and statistical methods and management judgements where appropriate. The methods selected are consistent with those used by the insurance industry to estimate a range of total expenditures for both reported and unreported claims. These methods have been adopted on the basis that, at this stage of development, the application of insurance industry standard techniques for the estimation of ultimate losses is an appropriate approach for the costs arising from the Deepwater Horizon oil spill.
     Through the application of this approach, BP has concluded that a reasonable range of possible outcomes for the amount of the provision as at 31 December 2010 is $6 billion to $13 billion. BP believes that the provision recorded at 31 December 2010 of $9.2 billion represents a reliable best estimate from within this range of possible outcomes. These provision estimates are in addition to the $3.2 billion of Individual and Business Claims and $0.5 billion of State and Local Claims paid in 2010. Of these amounts, $3 billion was paid out of the trust fund and $0.7 billion was paid by BP. BP’s management has utilized actuarial techniques and its judgement in determining this reliable best estimate. However, it is possible that the final outcome could lie outside this range.
     Many key assumptions underlie and influence both the range of possible outcomes and the reliable best estimates of total expenditures derived for both categories of claims. These key assumptions include the amounts that will ultimately be paid in relation to current claims, the number, type and amounts for claims not yet reported, the scope and number of claims that can be resolved successfully in the claims process, the resolution of rejected claims, the outcomes of any litigation, the effects on tourism and fisheries and other economic and environmental factors.
     The outcomes of claims and litigation are likely to be paid out over many years to come. BP will re-evaluate the assumptions underlying this analysis on a quarterly basis as more information becomes available and the claims process matures.
     BP also faces other litigation for which no reliable estimate of the cost can currently be made. Therefore no amounts have been provided for these items. See Note 44 for further information.
Legal fees
Estimated legal fees have been provided for where we have been able to estimate reliably those which will arise in the next two years.

37. Provisions continued
Clean Water Act penalties
A provision has been made for the estimated penalties for strict liability under Section 311 of the Clean Water Act. Such penalties are, subject to a statutory maximum amount, calculated as the product of a per-barrel penalty rate and the number of barrels of oil spilled, and uncertainties currently exist in relation to both of these factors.
     A charge for potential Clean Water Act penalties was first included in BP’s second-quarter 2010 interim financial statements. At the time that charge was taken, the latest estimate from the intra-agency Flow Rate Technical Group created by the National Incident Commander in charge of the spill response was between 35,000 and 60,000 barrels per day. The mid-point of that range, 47,500 barrels per day was used for the purposes of calculating the charge. For the purposes of calculating the amount of the oil flow that was discharged into the Gulf of Mexico, the amount of oil that had been or was projected to be captured in vessels on the surface (approximately 850,000 barrels) was subtracted from the total flow. The result of this calculation was an estimate, based on the mid-point of the Flow Rate Technical Group’s estimates, that approximately 3.2 million barrels of oil had been discharged into the Gulf.
     This estimated discharge volume was then multiplied by $1,100 per barrel — the maximum amount the statute allows in the absence of gross negligence or wilful misconduct — for the purposes of estimating a potential penalty. That resulted in a provision of $3,510 million for potential fines and penalties under Section 311.
     In utilizing the $1,100 per-barrel input, the company took into account that the actual per-barrel penalty a court may impose, or that the Government might agree to in settlement, could be lower than $1,100 per barrel if it were determined that such a lower penalty was appropriate based on the factors a court is directed to consider in assessing a penalty. In particular, in determining the amount of a civil penalty, Section 311 directs a court to consider a number of enumerated factors, including “the seriousness of the violation or violations, the economic benefit to the violator, if any, resulting from the violation, the degree of culpability involved, any other penalty for the same incident, any history of prior violations, the nature, extent, and degree of success of any efforts of the violator to minimize or mitigate the effects of the discharge, the economic impact of the penalty on the violator, and any other matters as justice may require” Civil penalties above $1,100 per barrel up to a statutory maximum of $4,300 per barrel of oil discharged would only be imposed if gross negligence or wilful misconduct were alleged and subsequently proven. The company expects to seek assessment of a penalty lower than $1,100 per barrel based on several of these factors. However, the $1,100 per barrel number was utilized for the purposes of calculating a charge after considering and weighing all possible outcomes and in light of: (i) the company’s conclusion that it did not act with gross negligence or engage in wilful misconduct; and (ii) the uncertainty as to whether a court would assess a penalty below the $1,100 statutory maximum.
     On 2 August 2010, the United States Department of Energy and the Flow Rate Technical Group had issued an estimate that 4.9 million barrels of oil had flowed from the Macondo well, and 4.05 million barrels had been discharged into the Gulf (the difference being the amount of oil captured by vessels on the surface as part of BP’s well containment efforts).
     It was and remains BP’s view, based on the analysis of available data by its experts, that the 2 August 2010 Government estimate and other similar estimates are not reliable estimates because they are based on incomplete or inaccurate information, rest in large part on assumptions that have not been validated, and are subject to far greater uncertainties than have been acknowledged. As BP has publicly asserted, including at a 22 October 2010 meeting with the staff of the National Commission on the BP Deepwater Horizon Oil Spill and Offshore Drilling, the company believes that the 2 August 2010 discharge estimate and similar estimates are overstated by a significant amount, potentially in the range of 20 — 50%. If the 2 August 2010 estimate is overstated by 50%, the amount of oil that flowed from the Macondo well would be approximately 2.5 million barrels, and the amount discharged into the Gulf would be approximately 1.7 million barrels. If the 2 August 2010 estimate is overstated by 20%, the amount of oil that flowed from the Macondo well would be approximately 3.9 million barrels and the amount discharged into the Gulf would be approximately 3.1 million barrels. This amount is not materially different from the amount we used for our original estimate at the second quarter. The year-end provision continued to be based on a per-barrel penalty of $1,100 for the reasons discussed above, including the company’s continued conclusion that it did not act with gross negligence or engage in wilful misconduct.
     The amount and timing of these costs will depend upon what is ultimately determined to be the volume of oil spilled and the per-barrel penalty rate that is imposed. It is not currently practicable to estimate the timing of expending these costs and the provision has been included within non-current liabilities on the balance sheet. No other amounts have been provided as at 31 December 2010 in relation to other potential fines and penalties because it is not possible to measure the obligation reliably. Fines and penalties are not covered by the trust fund.

44. Contingent liabilities and contingent assets
Contingent liabilities relating to the Gulf of Mexico oil spill
As a consequence of the Gulf of Mexico oil spill BP has incurred costs during the year and recognized provisions for certain future costs. Further information is provided in Note 2 and Note 37.
     BP has provided for its best estimate of certain OPA 90 claims that will be paid through the $20-billion trust fund. It is not possible, at this time, to measure reliably any other items that will be paid from the trust fund, namely any obligation in relation to Natural Resource Damages claims, and claims asserted in civil litigation, nor is it practicable to estimate their magnitude or possible timing of payment.
     Natural resource damages resulting from the oil spill are currently being assessed (see Note 37 for further information), and until the size, location and duration of the impact have been determined, or until settlement discussions occur, it is not possible to obtain a range of outcomes or to estimate reliably either the amounts or timing of the remaining Natural Resource Damages claims.
     BP is named as a defendant in more than 400 civil lawsuits brought by individuals, corporations and governmental entities in US federal and state courts resulting from the Gulf of Mexico oil spill. Additional lawsuits are likely to be brought. The lawsuits assert, among others, claims for personal injury in connection with the incident itself and the response to it, and wrongful death, commercial or economic injury, breach of contract and violations of statutes. The lawsuits, many of which purport to be class actions, seek various remedies including compensation to injured workers and families of deceased workers, recovery for commercial losses and property damage, claims for environmental damage, remediation costs, injunctive relief, treble damages and punitive damages. These pending lawsuits are at the very early stages of proceedings and most of the claims have been consolidated into one of two multi-district litigation proceedings. Until there are rulings on expected motions, disclosures in discovery, or other actions such as possible settlements it is not possible to arrive at a range of outcomes or a reliable estimate of the liability. See Legal proceedings on page xx for further information.
     Therefore no amounts have been provided for these items as of 31 December 2010. Although these items, which will be paid through the trust fund, have not been provided for at this time, BP’s full obligation under the $20-billion trust fund has been expensed in the income statement, taking account of the time value of money. The aggregate of amounts paid and provided for items to be settled from the trust fund currently falls within the amount committed by BP to the trust fund.
     For those items not covered by the trust fund it is not possible to measure reliably any obligation in relation to other litigation or potential fines and penalties except, subject to certain assumptions detailed in Note 37, for those relating to the Clean Water Act. It is also not possible to reliably estimate legal fees beyond two years. There are a number of federal and state environmental and other provisions of law, other than the Clean Water Act, under which one or more governmental agencies could seek civil fines and penalties from BP For example, a complaint filed by the United States sought to reserve the ability to seek penalties and other relief under a number of other laws. Given the large number of claims that may be asserted, it is not possible at this time to determine whether and to what extent any such claims would be successful or what penalties or fines would be assessed.
     Therefore no amounts have been provided for these items.
     The magnitude and timing of possible obligations in relation to the Gulf of Mexico oil spill are subject to a very high degree of uncertainty as described further in Principal risks and uncertainties on pages XX — XX. Any such possible obligations are therefore contingent liabilities and, at present, it is not practicable to estimate their magnitude or possible timing of payment. Furthermore, other material unanticipated obligations may arise in the future in relation to the incident.
Contingent assets relating to the Gulf of Mexico oil spill
BP is the operator of the Macondo well and holds a 65% working interest, with the remaining 35% interest held by two joint venture partners. While BP believes and will assert that it has a contractual right to recover the partners’ shares of the costs incurred, no recovery amounts have been recognized in the financial statements. As of [25 January 2011, $6 billion] has been billed to the joint venture partners, which BP believes to be contractually recoverable. Our joint venture partners have each written to BP indicating that they are withholding payment in light of the investigations surrounding the incident. There is a risk that these amounts may not ultimately be recovered should our joint venture partners be found not liable for these costs or be unable to pay them.
Other Contingent liabilities
There were contingent liabilities at 31 December 2010 in respect of guarantees and indemnities entered into as part of the ordinary course of the group’s business. No material losses are likely to arise from such contingent liabilities. Further information is included in Note 27.
     Lawsuits arising out of the Exxon Valdez oil spill in Prince William Sound, Alaska, in March 1989 were filed against Exxon (now ExxonMobil), Alyeska Pipeline Service Company (Alyeska), which operates the oil terminal at Valdez, and the other oil companies that own Alyeska. Alyeska initially responded to the spill until the response was taken over by Exxon. BP owns a 46.9% interest (reduced during 2001 from 50% by a sale of 3.1% to Phillips) in Alyeska through a subsidiary of BP America Inc. and briefly indirectly owned a further 20% interest in Alyeska following BP’s combination with Atlantic Richfield Company (Atlantic Richfield). Alyeska and its owners have settled all the claims against them under these lawsuits. Exxon has indicated that it may file a claim for contribution against Alyeska for a portion of the costs and damages that Exxon has incurred. BP will defend any such claims vigorously. It is not possible to estimate any financial effect.
     In the normal course of the group’s business, legal proceedings are pending or may be brought against BP group entities arising out of current and past operations, including matters related to commercial disputes, product liability, antitrust, premises-liability claims, general environmental claims and allegations of exposures of third parties to toxic substances, such as lead pigment in paint, asbestos and other chemicals. BP believes that the impact of these legal proceedings on the group’s results of operations, liquidity or financial position will not be material.
     With respect to lead pigment in paint in particular, Atlantic Richfield, a subsidiary of BP, has been named as a co-defendant in numerous lawsuits brought in the US alleging injury to persons and property. Although it is not possible to predict the outcome of the legal proceedings, Atlantic Richfield believes it has valid defences that render the incurrence of a liability remote; however, the amounts claimed and the costs of implementing the remedies sought in the various cases could be substantial. The majority of the lawsuits have been abandoned or dismissed against Atlantic Richfield. No lawsuit against Atlantic Richfield has been settled nor has Atlantic Richfield been subject to a final adverse judgment in any proceeding. Atlantic Richfield intends to defend such actions vigorously.

44. Contingent liabilities and contingent assets continued
The group files income tax returns in many jurisdictions throughout the world. Various tax authorities are currently examining the group’s income tax returns. Tax returns contain matters that could be subject to differing interpretations of applicable tax laws and regulations and the resolution of tax positions through negotiations with relevant tax authorities, or through litigation, can take several years to complete. While it is difficult to predict the ultimate outcome in some cases, the group does not anticipate that there will be any material impact upon the group’s results of operations, financial position or liquidity.
     The group is subject to numerous national and local environmental laws and regulations concerning its products, operations and other activities. These laws and regulations may require the group to take future action to remediate the effects on the environment of prior disposal or release of chemicals or petroleum substances by the group or other parties. Such contingencies may exist for various sites including refineries, chemical plants, oil fields, service stations, terminals and waste disposal sites. In addition, the group may have obligations relating to prior asset sales or closed facilities. The ultimate requirement for remediation and its cost are inherently difficult to estimate. However, the estimated cost of known environmental obligations has been provided in these accounts in accordance with the group’s accounting policies. While the amounts of future costs could be significant and could be material to the group’s results of operations in the period in which they are recognized, it is not practical to estimate the amounts involved. BP does not expect these costs to have a material effect on the group’s financial position or liquidity.
     The group also has obligations to decommission oil and natural gas production facilities and related pipelines. Provision is made for the estimated costs of these activities, however there is uncertainty regarding both the amount and timing of these costs, given the long-term nature of these obligations. BP believes that the impact of any reasonably foreseeable changes to these provisions on the group’s results of operations, financial position or liquidity will not be material.
     The group generally restricts its purchase of insurance to situations where this is required for legal or contractual reasons. This is because external insurance is not considered an economic means of financing losses for the group. Losses will therefore be borne as they arise rather than being spread over time through insurance premiums with attendant transaction costs. The position is reviewed periodically.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83	APPENDIX 2
[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]